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                                                                    EXHIBIT 99.1

[LOGO OF OZEMAIL APPEARS HERE]

                                 NEWS RELEASE

                OZEMAIL LIMITED REORGANISES INTERNET TELEPHONY
                 SUBSIDIARY TO EXPAND PRESENCE IN VOICE-OVER-IP
                                     MARKET

            Reacquires 40% stake in Interline from Metro Holding AG.
             Announces Hyundai joins as Korean Interline affiliate. Company moves headquarters to Silicon Valley to be closer to heart of
                        Internet Telephony development.

FOR MORE INFORMATION CONTACT:

Sean Howard  Sydney, Australia  (+612) 9433 2400
Todd Friedman  San Francisco  (415) 296 7383

SYDNEY, AUSTRALIA, APRIL 16, 1998 - OzEmail Limited (Nasdaq: OZEMY), one of the leaders in the growing Internet telephony industry and the leading provider of comprehensive Internet services in Australasia, has taken steps to strengthen the market presence of its Internet telephony subsidiary - OzEmail Interline.

OzEmail announced today that it is exchanging approximately 5,400,000 OzEmail Ordinary Shares for Metro Holding AG's 40% interest in Interline, increasing OzEmail's ownership position in Interline to 88%. The stock consideration is equivalent to 540,000 OzEmail Limited American Depositary Shares (which would have had a value of approximately US$12 million at the close of market on April 15, 1998), representing approximately 4.5% of the expanded share equity of OzEmail. OzEmail and Metro have agreed to work together to promote the Interline Internet telephony products and services.

"Our new arrangement with Metro will enable us to direct our European affiliate development efforts. The arrangements also provide for the distribution of Interline products. We have been testing prepaid phone cards in Australia, and Metro, as one of the biggest retailers in Europe, is the ideal partner to distribute these cards throughout Europe," said OzEmail Chief Executive Officer Mr Sean Howard in announcing the agreement.

OzEmail Limited (ACN 066 387 157), Level 1, 39 Herbert Street, St. Leonards
                              NSW 2065, Australia
            Telephone:  (612) 9433 2400 Facsimile: (612) 9906 5222

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News Release                                                      April 16, 1998
Ozemail Reorganizes Interline Subsidiary
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OzEmail originally held an 80% equity interest in Interline. In June, 1997 Metro purchased a 40% equity stake in OzEmail Interline 32% of which came from OzEmail with the remaining 8% from Ideata Pty Limited, OzEmail's original partner in the venture. As a consequence of the acquisition of the Metro stake, OzEmail's interest in OzEmail Interline is now 88%. Metro was also granted an exclusive licence to roll out the Internet telephony offering in Europe. OzEmail's interest in the total cash consideration for the grant of the licence and the sale of the equity was US$12 million. The exclusive licence has been terminated as part of the current transaction.

As a consequence of the stock-based repurchase of OzEmail's 32% interest within 12 months of the selldown on 26 June, 1997 to Metro, and in order to comply with SEC revenue recognition requirements, OzEmail is required to restate its second and third quarterly filings as well as to restate its results within the 10-K. This has the effect of reversing the one-off transactions associated with the Metro arrangements in the second quarter filing of 1997. Due to the capital nature of the restructuring the transactions have been reversed gross of tax. As a result of these non-cash adjustments the previously reported unaudited net income for the year to 31 December 1997 of AUS$2,988,000 has been restated to a preliminary unaudited net loss of AUS$14,238,000. The unaudited loss per American Depositary Share is A$1.31 (US$0.85) for the year ended December 31, 1997. Given the complexity of this restatement, the 10-K and the restated 10-Q are not expected to be lodged with the SEC before the end of April.

"We have been very successful lining up Interline affiliates throughout the Pacific Rim, including Mitsubishi Dream Train Internet in Japan and MagicTel in Hong Kong said Mr Howard. "Today I am pleased to announce that Hyundai Information Technology ("HIT"), one of the Hyundai group of companies, has joined Interline."

HIT will exclusively market and sub-license Interline's telephony gateways to a number of other Korean service providers to leverage their existing network infrastructures.

"We have tested Interline Phone on both our domestic and international networks and the results were very pleasing. Our testing focused on three areas of concern in delivering a viable 'voice over the Internet' (VoIP) service: the quality of voice, echo cancellation, and time delays in the transmission of voice. It is difficult to satisfy each of these criteria - even in a conventional phone system - but of all the VoIP technologies we tested, only Interline Phone succeeded," said Mr. Taik-ho Kim, the President of Hyundai Information Technology.

OzEmail Limited (ACN 066 387 157), Level 1, 39 Herbert Street, St. Leonards
                              NSW 2065, Australia
            Telephone:  (612) 9433 2400 Facsimile: (612) 9906 5222

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News Release                                                      April 16, 1998
Ozemail Reorganizes Interline Subsidiary
--------------------------------------------------------------------------------


In order to work more closely with the major equipment manufacturers, OzEmail also announced today that it is moving its Interline headquarters to Silicon Valley. Sales and marketing personnel, along with some engineers, will be opening an office in California shortly. The majority of OzEmail's research and development staff will remain in Australia. OzEmail recently announced it is teaming with Cisco Systems, Inc. (Nasdaq:CSCO) to facilitate the global deployment of Internet telephony gateways, roaming authentication and settlement services. "The leading companies in this industry -Cisco, Bay Networks and Ascend, to name a few - are all based in Silicon Valley," said Chief Executive Officer, Sean Howard. "Opening an office there will enable us to take advantage of the intellectual capital that can be found in the region as we continue to staff the office at all levels."

Interline is a service provider to an international consortium of Internet telephony service providers. Built on technology developed by OzEmail, the Interline VoIP solution provides a robust, secure Internet telephone routing network with a central billing and settlement system. By removing the key obstacles to delivering VoIP services - technology investment, voice quality, international termination agreements, billing and settlement disputes - Interline makes it easy for ISPs to begin delivering international VoIP services.

OzEmail is the leading provider of comprehensive Internet Services in Australasia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statement on Form F-1 dated May 28, 1996, its 1996 Form 10-K dated March 31, 1997, and its Form 10-Qs dated August 13, 1996, November 14, 1996, May 8, 1997, August 13, 1997, and November 14, 1997.

OzEmail Limited (ACN 066 387 157), Level 1, 39 Herbert Street, St. Leonards
                              NSW 2065, Australia
            Telephone:  (612) 9433 2400 Facsimile: (612) 9906 5222

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